                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-45420

PROSPECTUS DATED SEPTEMBER 22, 2000

Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130
Telephone Number: (858) 481-5000

                                [PEREGRINE LOGO]

                                2,691,440 SHARES
                                  COMMON STOCK

    These shares may be offered and sold from time to time by certain stockholders of Peregrine Systems, Inc., or Peregrine, identified in this prospectus. See "Selling Stockholders." On September 1, 2000, Peregrine completed an amalgamation transaction under applicable Canadian laws that resulted in Peregrine acquiring all the outstanding share capital of Loran Network Holding Corporation Inc., or Loran, a company organized under the Canada Business Corporations Act and having its principal offices and business in Ottawa, Ontario. As a result of the amalgamation and a contemporaneous share purchase transaction with certain of Loran's shareholders, Loran became an indirect subsidiary of Peregrine, and Peregrine issued 2,860,857 shares of its common stock to the former shareholders of Loran. In addition, Peregrine assumed outstanding options to acquire 602,700 shares of Peregrine common stock (after giving effect to the exchange ratio in the merger and conversion of outstanding Loran options into Peregrine options).

    The shares of Peregrine common stock issued to former shareholders of Loran were not registered under the Securities Act of 1933 in reliance on exemptions from registration under Regulation S and Regulation D of that legislation. As a result, these shares are restricted securities under United States securities laws. Peregrine has agreed to register 2,691,440 shares of its common stock issued to former shareholders of Loran for resale pursuant to the offering contemplated by this prospectus.

    The selling stockholders will receive all of the net proceeds from the sale of the shares. The stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Peregrine will not receive any proceeds from the sale of the shares.

    YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

    Peregrine's common stock is quoted on the Nasdaq National Market under the symbol "PRGN." On September 20, 2000, the last reported sale price of our common stock was $28.9375 per share.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               September 22, 2000
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                               TABLE OF CONTENTS

WHERE TO FIND ADDITIONAL INFORMATION ABOUT PEREGRINE...................................          3

INFORMATION INCORPORATED BY REFERENCE..................................................          3

FORWARD LOOKING INFORMATION............................................................          3

PEREGRINE SYSTEMS, INC.................................................................          4

RISK FACTORS...........................................................................          5

USE OF PROCEEDS........................................................................         15

SELLING STOCKHOLDERS...................................................................         16

PLAN OF DISTRIBUTION...................................................................         19

LEGAL MATTERS..........................................................................         20

EXPERTS................................................................................         20

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Peregrine common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                                       2
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              WHERE TO FIND ADDITIONAL INFORMATION ABOUT PEREGRINE

    Peregrine files annual and quarterly reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC. Copies of its reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza                Citicorp Center                Seven World Trade Center
Room 1024                      500 West Madison Street        13th Floor
450 Fifth Street, N.W.         Suite 1400                     New York, New York 10048
Washington, D.C. 20549         Chicago, Illinois 60661

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding Peregrine. The address of the SEC website is http://www.sec.gov.

    Reports, proxy statements, and other information concerning Peregrine may also be inspected at The National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-45420). The documents we incorporate by reference are:

    1.  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000;

    2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

    3. The Amendment to Current Report on Form 8-K filed on May 22, 2000 relating to our acquisition of Telco Research Corporation Limited;

    4. The Current Report on Form 8-K filed on June 29, 2000 relating to our acquisition of Harbinger Corporation; and

    5. The description of our common stock contained in the Registration Statement on Form 8-A we filed with the SEC on March 7, 1997.

    Each of these filings is available from the SEC as described above. You may also request a copy of these filings, without exhibits, by writing or telephoning us at the following address: General Counsel, Peregrine
Systems, Inc., 3611 Valley Centre Drive, San Diego, California 92130; telephone number (858) 481-5000.

                          FORWARD LOOKING INFORMATION

    This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects,"

                                       3
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"anticipates," "estimates" and similar expressions may identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including statements under the caption "Risk Factors." Please review these risk factors carefully. In addition, please review the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended
March 31, 2000 and our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2000, which reports are incorporated herein by reference, and in the similarly captioned section of any quarterly report on Form 10-Q that we may file with the SEC after the date of this prospectus. In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors" and under the caption "Factors That May Affect Future Results" in the Management's Discussion and Analysis section of any subsequent quarterly report filed with the SEC.

                            PEREGRINE SYSTEMS, INC.

    Peregrine is a leading provider of infrastructure resource management application software and services. These software applications are designed to manage the various aspects of organizational infrastructure from the moment an asset is leased, acquired, or taken from existing stock until the moment it is taken out of service. Infrastructure assets include computers, computer networks, telecommunication assets, physical plant and facilities, corporate car or truck fleets, and many other assets. Peregrine's products are designed to help businesses answer the following questions about each item of infrastructure assets:

    - What assets does the business own?

    - Where are the assets located?

    - How well are the assets working?

    - What is the total cost of owning these assets (I.E., the cost of acquiring, maintaining, servicing, and disposing of each asset)?

    - How well are the assets supporting my business?

    Recently, through internal product development and acquisition, Peregrine has expanded its product line in an effort to provide businesses with an integrated solution for acquiring, managing, maintaining, and disposing of infrastructure assets. In the second half of fiscal 2000, Peregrine introduced GET.IT!, a line of employee self-service products that facilitate the acquisition and use of infrastructure assets. In June 2000, Peregrine acquired Harbinger Corporation, a provider of e-business and internet procurement products. While Harbinger's business focused historically on providing software to facilitate the exchange of data between businesses, it had recently begun to shift its strategic focus toward providing Internet based business-to-business commerce and procurement solutions.

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                                  RISK FACTORS

    PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS MADE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED BECAUSE OF A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

    WE HAVE A HISTORY OF LOSSES AND CANNOT ASSURE OUR FUTURE PROFITABILITY. IN ADDITION, OUR MANAGEMENT DOES NOT BELIEVE OUR HISTORIC REVENUE GROWTH RATES ARE NECESSARILY SUSTAINABLE.

    Prediction of our future operating results is difficult, if not impossible, and we have incurred substantial losses in recent years. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and our stock price may fall. Through June 30, 2000, we have recorded cumulative net losses of approximately $160.0 million, including approximately $220.6 million related to the write-off of acquired in-process research and development and the amortization of goodwill and other intangible assets in connection with several acquisitions completed since late 1997. We have also incurred, and expect to continue to incur, substantial expenses associated with the amortization of intangible assets. In addition, our management does not believe our recent growth rates are necessarily sustainable in the future or indicative of future growth rates. If our revenue growth rates slow or our revenues decline, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly changed.

    OUR RECENT ACQUISITION OF HARBINGER CORPORATION COULD RESULT IN SLOWER REVENUE GROWTH RATES FOR THE COMBINED COMPANY THAN THOSE APPLICABLE TO PEREGRINE PRIOR TO THE ACQUISITION, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    In June 2000, we completed the acquisition of Harbinger Corporation, a provider of Internet-based procurement solutions and electronic commerce software. Because Harbinger's historic revenue growth rates were substantially less than our growth rates, we may not be able to maintain our recent revenue growth rates, which could have an adverse effect on our operating results and could lead to a decline in our stock price. Our revenues grew from $62 million in fiscal 1998 to $138 million in fiscal 1999 to $253 million in fiscal 2000. Harbinger, however, experienced substantially slower growth rates than we did in recent periods, with revenues growing from $118 million in fiscal 1997 to $135 million in fiscal 1998 to $156 million in fiscal 1999. If the acquisition does not create product or financial synergies, our revenue growth rates could be substantially lower than our growth rates prior to the acquisition.

    OUR ACQUISITION MAY MAKE PREDICTION OF FUTURE REVENUES AND OPERATING RESULTS MORE DIFFICULT IN FUTURE PERIODS AS WE INTEGRATE HARBINGER'S BUSINESS AND OPERATIONS AND ATTEMPT TO FOCUS THE BUSINESS AND STRATEGIC MODEL OF THE COMBINED COMPANY.

    The acquisition of Harbinger could make predicting our future revenues and operating results more difficult in future periods, particularly near-term periods. Our business model has focused historically on the license and sale of our infrastructure resource management products and related services. By acquiring Harbinger, we are attempting to extend our product line to offer customers products and services to manage the complete cycle of asset procurement, maintenance, management and disposition. As we integrate the business of Harbinger, we expect to refine, change and focus both our historical business and revenue models and strategies as well as those of Harbinger. This process could have an adverse effect on our revenues or operating results in a particular quarter or over a series of quarters. In addition, we could experience integration costs and expenditures that we have not currently anticipated, and these costs could be substantial. As a result, our results of operations in future periods could reflect a substantially different business than the historical businesses of either Peregrine or Harbinger, and we may not be able to accurately predict how that business will evolve. If

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we are unsuccessful in integrating these businesses and developing a successful integrated strategy, or if we experience substantial unanticipated integration costs, our revenues or operating earnings could decline, we could experience substantial losses, and our stock price could decline.

    OUR REVENUES VARY SIGNIFICANTLY FROM QUARTER TO QUARTER FOR NUMEROUS REASONS BEYOND OUR CONTROL. QUARTER-TO-QUARTER VARIATIONS COULD RESULT IN SUBSTANTIAL DECREASES IN OUR STOCK PRICE IF OUR REVENUES OR OPERATING RESULTS ARE LESS THAN MARKET ANALYSTS ANTICIPATE.

    Our revenues or operating results in a given quarter could be substantially less than anticipated by market analysts, which could result in substantial declines in our stock price. In addition, quarter-to-quarter variations could create uncertainty about the direction or progress of our business, which could also result in stock price declines. Our revenues and operating results will vary from quarter to quarter for many reasons beyond our control. As a result, our quarterly revenues and operating results are not predictable with any significant degree of accuracy. Reasons for variability of our revenues and operating results include the following:

    - SIZE, TIMING, AND CONTRACTUAL TERMS OF ORDERS. Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms prevent us from recognizing revenue during that quarter. In addition, when negotiating large software licenses, many customers tend to time their negotiations until quarter-end in an effort to improve their ability to negotiate more favorable pricing terms. As a result, we tend to recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter will depend substantially on orders booked during the last month or weeks of a quarter. Our revenue growth in recent periods has been attributable in part to an increase in the number of large license transactions we completed in a given period. We expect our reliance on these large transactions to continue for the foreseeable future. If we are unable to complete a large license transaction in a particular quarter, our revenues and operating results could be materially below the expectations of market analysts, and our stock price could fall.

    - CHANGES IN METHOD OF SALE. Our profit margins will tend to vary based on whether a sale was made through our direct sales force or through a reseller or other strategic partner. Sales through indirect channels tend to be less profitable, and if sales through indirect channels increase relative to direct sales, our operating results could be harmed. Sales through indirect channels, including distributors, third party resellers, and system integrators, represent a substantial percentage of our total sales. We expect this trend to continue in the future. As a result, we could experience a shortfall in our revenues, or a substantial decline in our rate of revenue growth, if sales through our indirect channels were to decrease or were to increase at a slower rate. We have less ability to manage our sales through indirect channels and less visibility about our channel partners' success in selling our products. As a result, we could experience unforeseen variability in our revenues and operating results for a number of reasons, including the following:

        - inability of our channel partners to sell our products;

        - a decision by our channel partners to favor products that compete with Peregrine's;

        - inability of our channel partners to manage the timing of their purchases from Peregrine against their sales to end-users, resulting in substantial inventories of unsold licenses held by our channel partners; or

        - our inability to increase the number of channel partners that sell our products and to maintain relationships with existing channel partners.

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    - ANNOUNCEMENTS BY PEREGRINE OR OUR COMPETITORS. Announcements of new
      products or releases by us or our competitors could cause customers to delay purchases pending the introduction of the new product or release. In addition, announcements by us or our competitors concerning pricing policies could have an effect on our revenues in a given quarter.

    - CUSTOMER BUDGETING CYCLES. Our quarter-to-quarter revenues will depend on customer budgeting cycles. If customers change their budgeting cycles, or reduce their capital spending on technology, our revenues could decline.

    - CHANGES IN PRODUCT MIX. Changes in our product mix could adversely affect our operating results because some products provide higher margins than others. For example, margins on software licenses tend to be higher than margins on maintenance services.

    - CANCELLATION OF LICENSES OR MAINTENANCE AGREEMENTS. Cancellations of licenses or maintenance contracts could reduce our revenues and harm our operating results. In particular, our customers tend to renew their maintenance contracts on an annual basis. Substantial cancellations of maintenance agreements, or a substantial failure to renew maintenance contracts, would reduce our revenues and harm our operating results.

    THE LONG SALES CYCLE FOR OUR PRODUCTS MAY CAUSE SUBSTANTIAL FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS.

    Delays in customer orders could result in our revenues being substantially below the expectations of market analysts. In addition, we may incur substantial sales and marketing expenses during a particular period in an effort to obtain orders. If we are unsuccessful in generating offsetting revenues during that period, our revenues and earnings could be substantially reduced or we could experience a large loss. We are likely to experience delays in customer orders because the sales cycle for our products is long and unpredictable. Specifically, our customers' planning and purchase decisions involve a significant commitment of resources and a lengthy evaluation and product qualification process. The sales cycle for our products requires us to engage in a process that, if it results in a sale, takes six to nine months to complete. The length of the sales cycle may be extended beyond six or nine months due to factors over which we have little or no control, including the size of the transaction and the level of competition we encounter in our sales activities. During the sales cycle, we typically provide a significant level of education to prospective customers regarding the use and benefits of our products. Any delay in the sales cycle of a large license or a number of smaller licenses could have an adverse effect on our results of operation and financial condition.

    SEASONAL TRENDS IN SALES OF OUR SOFTWARE PRODUCTS MAY RESULT IN A PERIODIC REDUCTION IN OUR REVENUES AND IMPAIRMENT OF OUR OPERATING RESULTS.

    Seasonality in our business could result in our revenues in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues. In either of these events, seasonality could have an adverse impact on our results of operations. Historically, our revenues and operating results in our December quarter have tended to benefit, relative to our June and September quarters, from purchase decisions made by the large concentration of customers with calendar year-end budgeting requirements. Our June and September quarters tend to be our weakest. Revenues and operating results in our March quarter have tended to benefit from the efforts of our sales force to meet fiscal year-end sales quotas. These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change or become more diverse. For example, our international operations have expanded significantly in recent years, particularly in Europe. We also have an international presence in the Pacific Rim and Latin America. We may experience variability in demand associated with seasonal buying patterns in these foreign markets. As an example, the September quarter is typically weaker in Europe for many technology companies, including Peregrine, due to the European summer holiday season.

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    IF OUR CUSTOMER MARKETS DO NOT PERCEIVE BENEFITS FROM INTEGRATING
PEREGRINE'S INFRASTRUCTURE MANAGEMENT PRODUCTS WITH HARBINGER'S E-BUSINESS AND INTERNET PROCUREMENT SOLUTIONS, OUR FUTURE REVENUES MAY NOT GROW, OUR BUSINESS WOULD BE ADVERSELY AFFECTED, AND OUR STOCK PRICE COULD DECLINE.

    The success of our recent acquisition of Harbinger depends on market acceptance of our strategic initiative to integrate Peregrine's infrastructure management software products with Harbinger's e-business and Internet procurement offerings. If customers do not perceive benefits from combining our product lines, we will not realize the principal strategic benefit that Peregrine's management anticipated from the acquisition. As a result, we would not experience increased incremental revenues as a result of the acquisition and could experience declining revenues or substantially slower revenue growth than either company experienced prior to the acquisition. Any of these events would have an adverse effect on our combined operating results and could lead to a decline in Peregrine's stock price.

    BOTH PEREGRINE'S AND HARBINGER'S EXISTING BUSINESSES WERE RELATIVELY NEW AT THE TIME OF THE ACQUISITION, AND A MARKET FOR THE INTEGRATED ASSET PROCUREMENT AND MANAGEMENT PRODUCT LINE WE HOPE TO DEVELOP IS STILL DEVELOPING.

    Because each of the independent businesses of Peregrine and Harbinger was still developing at the time of the acquisition, it is hard to predict how the business of Peregrine and Harbinger as a combined company will evolve or whether it will achieve market acceptance. In particular, if a market for products and services that address the full cycle of acquisition, management, maintenance, and disposition of infrastructure assets does not develop and grow, our business and operating results would be adversely affected, and our financial condition could deteriorate.

    In addition, without reference to the development of an integrated product line and business strategy after the acquisition, Peregrine's and Harbinger's independent markets prior to the acquisition were each new, developing, and relatively unproven. Until recently, Peregrine's product strategy focused on providing software products that help to manage business computer networks and other information technology assets. Beginning in late 1997, through acquisitions and internal product development, Peregrine expanded its product line in an effort to develop a market for infrastructure resource management software solutions that help companies manage the various assets in their corporate infrastructures, including their computer networks and other information technology assets. More recently, Peregrine further expanded its product line to offer products that help manage assets that are not purely technology assets. These additional products help manage diverse corporate assets such as corporate car and truck fleets, rail fleets, and physical plant and facilities. In addition, in the second half of fiscal 2000, Peregrine introduced GET.IT!, a line of employee self-service products that facilitate the acquisition and use of infrastructure assets, services, and information. Harbinger historically focused on providing electronic commerce software products and network servers and has recently shifted its strategy toward creating and supporting Internet-based trading and procurement solutions. In connection with this strategic shift, Peregrine now offers Harbinger's products on a subscription basis over the Internet for a recurring fee in lieu of a one-time license payment. As a result, a market for the integrated product line Peregrine intends to develop as a result of the acquisition does not currently exist, and the markets for the independent products of Peregrine and Harbinger are still relatively new and unproven. If a market for our software solutions and services fails to develop, or develops in ways we do not anticipate, our business would be seriously impaired. In particular, our revenues and operating results would decrease, we could experience substantial losses, and our stock price could decline.

    HARBINGER AND SOME OF ITS FORMER OFFICERS AND DIRECTORS ARE DEFENDANTS IN SHAREHOLDER LITIGATION FOR WHICH NEITHER PEREGRINE NOR HARBINGER IS INSURED. THE OUTCOME OF THIS LITIGATION, IF DETERMINED ADVERSELY, COULD HAVE A MATERIAL ADVERSE EFFECT ON PEREGRINE'S FINANCIAL CONDITION.

    If outstanding shareholder litigation against Harbinger were decided adversely to Harbinger, or we were required to settle this litigation for a substantial sum, our financial condition could be materially

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and adversely affected. In September 1999, a complaint was filed against
Harbinger and some of its current and former officers and directors in the United States District Court for the Northern District of Georgia. The complaint alleges causes of action for misrepresentation and violations of federal securities laws. An amended complaint was filed in March 2000, alleging additional causes of action, including allegations relating to accounting improprieties. The complaints relate to alleged actions by Harbinger and its directors and officers during the period from February 1998 to October 1998. Harbinger did not maintain directors' and officers' liability insurance during this period. As a result, Peregrine is not insured with respect to any potential liability of Harbinger or any officer or director of Harbinger. Harbinger was, however, obligated under agreements with each of its officers and directors to indemnify them for the costs incurred in connection with defending themselves against this litigation and is obligated to indemnify them to the maximum extent permitted under applicable law if they are held liable. In connection with the acquisition, Peregrine agreed to honor these contractual arrangements. The pending litigation is still in the early stages. As a result, we are unable to estimate the damages, or range of damages, that Peregrine might incur in connection with this litigation. In addition, defending the litigation will involve substantial direct expenses and will likely result in a diversion of management's time and attention away from business operations, which could have an adverse effect on our results of operations.

    IF WE DO NOT RESPOND ADEQUATELY TO OUR INDUSTRY'S EVOLVING TECHNOLOGY STANDARDS, OR DO NOT CONTINUE TO MEET THE SOPHISTICATED NEEDS OF OUR CUSTOMERS, SALES OF OUR PRODUCTS MAY DECREASE.

    As a result of rapid technological change in our industry, our competitive position in existing markets, or in markets we may enter in the future, can be eroded rapidly by product advances and technological changes. We may be unable to improve the performance and features of our products as necessary to respond to these developments. In addition, the life cycles of our products are difficult to estimate. Our growth and future financial performance depend in part on our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. Our product development efforts will continue to require substantial investments. We may not have sufficient resources to make these investments. In addition, if we are required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

    IF WE CANNOT ATTRACT EXPERIENCED SALES PERSONNEL, SOFTWARE DEVELOPERS, AND HIGHLY-TRAINED CUSTOMER SERVICE PERSONNEL, WE WILL NOT BE ABLE TO SELL AND SUPPORT OUR PRODUCTS.

    If we are not successful in attracting and retaining qualified sales personnel, software developers, and customer service personnel, our revenue growth rates could decrease, or our revenues could decline, and our operating results could be materially harmed. Our products and services require a sophisticated selling effort targeted at several key people within our prospective customers' organizations. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly trained customer service and support personnel. We intend to hire a significant number of these personnel in the future and train them in the use of our products. We believe our success depends in large part on our ability to attract and retain these key employees. Competition for these employees is intense, and we have in the past experienced difficulty recruiting qualified employees.

    OUR BUSINESS COULD BE HARMED IF ONE OR MORE MEMBERS OF OUR SENIOR MANAGEMENT TEAM CHOSE TO LEAVE US.

    The loss of the services of one or more our executive officers or key employees, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management and other key sales, consulting, technical, and marketing personnel.

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None of our senior management is bound by an employment agreement. In addition, only a few employees who were significant shareholders of businesses we acquired are bound by noncompetition agreements. We do not maintain key man life insurance on any of our employees.

    IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, THIS WILL PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT AND OPERATIONAL RESOURCES.

    Our recent growth rates have placed a significant strain on our management and operational resources. We have expanded our operations rapidly in recent years, both through numerous acquisitions and internal growth, and intend to continue to expand in order to pursue market opportunities that our management believes are attractive. Our customer relationships could be strained if we are unable to devote sufficient resources to them as a result of our growth, which could have an adverse effect on our future revenues and operating results.

    NEW PRODUCT INTRODUCTIONS OR ENHANCEMENTS OF EXISTING PRODUCTS BY OUR COMPETITORS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

    If we cannot compete effectively in our market by offering products that are comparable in functionality, ease of use, and price to those of our competitors, our revenues will decrease, and our operating results will be adversely affected. The market for our products is highly competitive and diverse, and the technologies for infrastructure management and e-procurement software products can change rapidly. New products are introduced frequently and existing products are continually enhanced.

    We face competition from a number of sources in the markets for our infrastructure resource management and e-procurement software solutions.

    - In the markets for our infrastructure resource management solutions, we face competition from providers of internal help desk software applications for managing information technology service desks, such as Remedy Corporation and Tivoli Systems, that compete with our enterprise service desk software; providers of asset management software, including Remedy, MainControl, and Janus Technologies; providers of facilities management software, including Archibus, Facilities Information Systems, and Assetworks (a division of CSI-Maximus); providers of transportation management software that competes with our fleet management and rail management software, including Control Software (a division of CSI-Maximus) and Project Software and Development Inc.; information technology and systems management companies such as IBM, Computer Associates, Network Associates, Hewlett-Packard, and Microsoft; numerous start-up and other entrepreneurial companies offering products that compete with the functionality offered by one or more of our infrastructure management products; and the internal information technology departments of those companies with infrastructure management needs.

    - In the markets for procurement and e-procurement solutions, we have experienced competition from established competitors in the business-to-business internet commerce solution market, such as Ariba and CommerceOne, and established providers of enterprise resource planning software that are entering the market for procurement and e-procurement solutions, including Oracle and SAP.

    Many of our current and potential competitors have substantially greater financial, technical, marketing, and other resources than we have. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer needs. They may also be able to devote greater resources than we can to the development, promotion, and sale of their products. We may not be able to compete successfully against current and future competitors, which could have an adverse effect on our future revenues and operating results.

    NEW COMPETITORS AND ALLIANCES AMONG EXISTING COMPETITORS COULD IMPAIR OUR ABILITY TO RETAIN AND EXPAND OUR MARKET SHARE.

    Additional competition from new entrepreneurial companies or established companies entering our markets could have an adverse effect on our business, revenues, and operating results. In addition, alliances among companies that are not currently direct competitors could create new competitors with substantial market presence. Because few barriers to entry exist in the software industry, we anticipate additional competition from new and established companies as well as business alliances. We expect that the software industry will continue to consolidate. In particular, we expect that large software companies will continue to acquire or establish alliances with our smaller competitors, thereby increasing the resources available to these competitors. These new competitors or alliances could rapidly acquire significant market share at our expense.

    SYSTEM MANAGEMENT COMPANIES MAY ACQUIRE INFRASTRUCTURE MANAGEMENT AND/OR HELP DESK SOFTWARE COMPANIES AND CLOSE THEIR SYSTEMS TO OUR PRODUCTS, HARMING OUR ABILITY TO SELL OUR PRODUCTS.

    If large system management providers close their systems to our products, our revenues and operating results would be seriously harmed. Our ability to sell our products depends in large part on our products' compatibility with and support by providers of system management products, including Tivoli (a subsidiary of IBM), Computer Associates, and Hewlett-Packard. Both Tivoli and Hewlett-Packard have acquired providers of help desk software products. These large, established providers of system management products and services may decide to close their systems to competing vendors like us. They may also decide to bundle the products that compete with our products with other products for enterprise licenses for promotional purposes or as part of a long-term pricing strategy. If that were to happen, our ability to sell our products could be adversely affected. Increased competition may result from acquisitions of help desk and other infrastructure management software vendors by system management companies. Increased competition could result in price reductions, reductions in our gross margins, or reductions in our market share. Any of these events would adversely affect our business and operating results.

    WE MAY BE UNABLE TO EXPAND OUR BUSINESS AND INCREASE OUR REVENUES IF WE ARE UNABLE TO EXPAND OUR DISTRIBUTION CHANNELS.

    If we are unable to expand our distribution channels effectively, our business, revenues, and operating results could be harmed. In particular, we will need to expand our direct sales force and establish relationships with additional system integrators, original manufacturers, and other third party channel partners who market and sell our products. If we cannot establish these relationships, or if our channel partners are unable to market our products effectively or provide cost-effective customer support and service, our revenues and operating results will be harmed. Even where we are successful in establishing a new third-party relationship, our agreement with the third party may not be exclusive. As a result, our partner may carry competing product lines.

    IF WE ARE UNABLE TO EXPAND OUR BUSINESS INTERNATIONALLY, OUR BUSINESS, REVENUES, AND OPERATING RESULTS COULD BE HARMED.

    In order to grow our business, increase our revenues, and improve our operating results, we believe we must expand internationally. If we expend substantial resources pursuing an international strategy and are not successful, our revenues would be less than we or market analysts anticipate, and our operating results would suffer. International revenues represented approximately 36.0% of Peregrine's business in each of fiscal 1998 and 1999 and approximately 41.0% of Peregrine's business in fiscal 2000. We have several international sales offices in Europe as well as offices in Japan, Singapore, and Australia. International expansion will require significant management attention and financial resources, and we may not be successful expanding our international operations. We have limited experience in developing local language versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell and deliver our products internationally.

    CONDUCTING BUSINESS INTERNATIONALLY POSES RISKS THAT COULD AFFECT OUR FINANCIAL RESULTS.

    Even if we are successful in expanding our operations internationally, conducting business outside North America poses many risks that could adversely affect our operating results. These include the following:

    - gains and losses resulting from fluctuations in currency exchange rates, for which hedging activities may not adequately protect us;

    - longer payment cycles;

    - difficulties in staffing and managing international operations;

    - problems in collecting accounts receivable; and

    - the adverse effects of tariffs, duties, price controls, or other restrictions that impair trade.

    IF IMMIGRATION LAWS LIMIT OUR ABILITY TO RECRUIT AND EMPLOY SKILLED TECHNICAL PROFESSIONALS FROM OTHER COUNTRIES, OUR BUSINESS AND OPERATING RESULTS COULD BE HARMED.

    Limitations under United States immigration laws could prevent us from recruiting skilled technical personnel from foreign countries, which could harm our business if we do not have sufficient personnel to develop new products and respond to technological changes. This inability to hire technical personnel could lead to future decreases in our revenues, or decreases in our revenue growth rates, either of which would adversely affect our operating results. Because of severe shortages for qualified technical personnel in the United States, many companies, including Peregrine, have recruited engineers and other technical personnel from foreign countries. Foreign computer professionals such as those we have employed typically become eligible for employment in the United States by obtaining a nonimmigrant visa. The number of nonimmigrant visas is limited annually by federal immigration laws. In recent years, despite increases in the number of available visas, the annual allocation has been exhausted well before year end.

    WE HAVE MADE SUBSTANTIAL CAPITAL COMMITMENTS THAT COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION IF OUR BUSINESS DOES NOT GROW.

    We have made substantial capital commitments in our business that could seriously harm our financial condition if our business does not grow and we do not have adequate resources to satisfy our obligations. In June 1999, we entered into a series of leases providing us with approximately 540,000 square feet of office space and an option to lease 118,000 square feet. Even excluding the exercise of the option, the leases require a minimum aggregate lease payment of approximately $124.0 million over the twelve year term of the leases. The office space (including the option) is intended for a five building campus in San Diego, California. We have relocated our San Diego operations to three of these buildings and intend for the present time to sublease the remaining two buildings. The capital commitments, construction oversight, and movement of personnel and facilities involved in a transaction of this type and magnitude present numerous risks, including:

    - failure to properly estimate the future growth of our business;

    - inability to sublease excess office space if we underestimate future growth;

    - disruption of operations; and

    - inability to match fixed lease payments with fluctuating revenues, which could impair our earnings or result in losses.

    PRODUCT DEVELOPMENT DELAYS COULD HARM OUR COMPETITIVE POSITION AND REDUCE OUR REVENUES.

    If we experience significant product development delays, our position in the market would be harmed and our revenues could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including the inability to hire a sufficient number of developers, discovery of bugs and errors, or a failure of our current or future products to conform to industry requirements.

    ERRORS OR OTHER SOFTWARE BUGS IN OUR PRODUCTS COULD RESULT IN SIGNIFICANT EXPENDITURES TO REMEDY OR CORRECT THE ERRORS OR BUGS.

    If we are required to expend significant amounts to correct software bugs or errors, our revenues could be harmed as a result of our inability to deliver the product, and our operating results could be impaired as we incur additional costs without offsetting revenues. Errors can be detected at any point in a product's life cycle. We have experienced errors in the past that resulted in delays in product shipment and increased costs. Discovery of errors could result in any of the following:

    - loss of or delay in revenues and loss of customers or market share;

    - failure to achieve market acceptance;

    - diversion of development resources and increased development expenses;

    - increased service and warranty costs;

    - legal actions by our customers; and

    - increased insurance costs.

    WE COULD EXPERIENCE LOSSES AS A RESULT OF OUR STRATEGIC INVESTMENTS.

    If our strategic investments in other companies are not successful, we could incur losses. We have made and expect to continue to make minority investments in companies with businesses or technologies that we consider to be complementary with our business or technologies. These investments have generally been made by issuing shares of our common stock and, to a lesser extent, with cash. Many of these investments are in companies whose operations are not yet sufficient to establish them as profitable concerns. Adverse changes in market conditions or poor operating results of underlying investments could result in our incurring losses or an inability to recover the carrying value of our investments.

    OUR PAST ACQUISITIONS OF OTHER BUSINESSES AND POTENTIAL FUTURE ACQUISITIONS PRESENT RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

    Since September 1997, we have completed ten acquisitions. In the future, we may acquire, or make large investments in, other businesses that offer products, services and technologies that further our goal of providing integrated infrastructure management software solutions to businesses. Past acquisitions and any future acquisitions or investments that we may complete present risks commonly encountered with these types of transactions. The following are examples of such risks:

    - difficulty in combining the technology, operations, or work force of the acquired business;

    - disruption of our on-going businesses;

    - difficulty in realizing the potential financial and strategic position of Peregrine through the successful integration of the acquired business;

    - difficulty in maintaining uniform standards, controls, procedures and policies;

    - possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel;

    - difficulty in adding significant numbers of new employees, including training, evaluation and coordination of effort of all employees towards our corporate mission;

    - diversion of management attention;

    - difficulty in obtaining preferred acquisition accounting treatment for these types of transactions because there is a likelihood that future acquisitions will require purchase accounting, resulting in increased intangible assets and goodwill, substantial amortization of such assets and goodwill and a negative impact on reported earnings; and

    - potential dilutive effect on earnings.

    The risks described above, either individually or in the aggregate, could result in decreases in our revenues and operating profits and could even result in operating losses. Future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and our common stock. However, we may not be able to complete any such future acquisitions.

    WE COULD BE COMPETITIVELY DISADVANTAGED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

    If we fail to adequately protect our proprietary rights, our competitors could offer similar products relying on technologies developed by us, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation, and other proprietary information and by relying on a combination of copyright, trademark, and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors, and strategic partners. In some circumstances, however, we may, if required by a business relationship, provide our licensees with access to our data model and other proprietary information underlying our licensed applications.

    Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. If we are required to pursue litigation to enforce our proprietary rights, we could incur substantial costs and management attention could be diverted, either of which could adversely affect our revenues and operating results.

    IF WE BECOME INVOLVED IN A PROTRACTED INTELLECTUAL PROPERTY DISPUTE, OR ONE WITH A SIGNIFICANT DAMAGES AWARD OR WHICH REQUIRES US TO CEASE SELLING OUR PRODUCTS, WE COULD BE SUBJECT TO SIGNIFICANT LIABILITY, AND THE TIME AND ATTENTION OF OUR MANAGEMENT COULD BE DIVERTED.

    In recent years, there has been significant litigation in the United States involving intellectual property rights, including companies in the software industry. Intellectual property claims against us and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and could divert management's time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

    - cease selling, incorporating, or using products or services that incorporate the infringed intellectual property;

    - obtain from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

    - redesign those products or services that incorporate the disputed technology, which could result in substantial unanticipated development expenses.

    If we are subject to a successful claim of infringement and we fail to develop noninfringing technology or license the infringed technology on acceptable terms and on a timely basis, our revenues could decline or our expenses could increase.

    We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of technical and management personnel's attention.

    WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS.

    If we are held liable for damages incurred as a result of our products, our operating results could be significantly impaired. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. These limitations may not be enforceable under the laws of some jurisdictions, however. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risks of these claims.

    CONTROL BY OUR OFFICERS AND DIRECTORS MAY LIMIT OUR STOCKHOLDERS' ABILITY TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT A CHANGE IN CONTROL, WHICH COULD PREVENT OUR STOCKHOLDERS FROM REALIZING A PREMIUM IN THE MARKET PRICE OF THEIR COMMON STOCK.

    The concentration of ownership of our common stock by our officers and directors could delay or prevent a change in control or discourage a potential acquirer from attempting to obtain control of us. This could cause the market price of our common stock to fall or prevent our stockholders from realizing a premium in the market price of our common stock in the event of an acquisition. As of June 30, 2000, our officers and directors owned approximately 15,881,480 shares of our common stock (including shares issuable upon exercise of options exercisable within 60 days of June 30, 2000), representing approximately 11.1% of our total shares outstanding.

    PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE POTENTIAL ACQUISITION BIDS FOR US AND MAY PREVENT CHANGES IN OUR MANAGEMENT THAT OUR STOCKHOLDERS OTHERWISE WOULD APPROVE.

    Some provisions of our charter documents eliminate the right of stockholders to act by written consent without a meeting and impose specific procedures for nominating directors and submitting proposals for consideration at a stockholder meeting. These provisions are intended to increase the likelihood of continuity and stability in the composition of our board of directors and the policies established by the board of directors. These provisions also discourage some types of transactions, which may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. As a result, these provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. These provisions are also intended to discourage common tactics that may be used in proxy fights. As a result, they could have the effect of discouraging third parties from making tender offers for our shares. These provisions may prevent the market price of our common stock from reflecting the effects of actual or rumoured take-over attempts. These provisions may also prevent changes in our management.

    Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preference, privileges and restrictions of this preferred stock without any further vote or action by our stockholders. The issuance of preferred stock allows us to have flexibility in connection with possible acquisitions and other corporate purposes. The issuance of preferred stock, however, may delay or prevent a change in control transaction. As a result, the market price of our common stock and other rights of holders of our common stock may be adversely affected, including the loss of voting control to others.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of our common stock under this prospectus.

                              SELLING STOCKHOLDERS

    The following table sets forth information with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time for a period of sixty (60) days from the date of this prospectus.

    The selling stockholders acquired the shares being offered in connection with our acquisition of Loran Network Holding Corporation Inc. In the acquisition, the shares of common stock were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, and we agreed to register the shares of our common stock received by the former shareholders of Loran pursuant to the registration statement of which this prospectus is a part. None of the selling stockholders owns, or will own after the offering, more than 1% of our outstanding common stock.

    Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 2000 are treated as outstanding and beneficially owned by the person holding the options and are listed under the "Shares Underlying Options" column below. Peregrine has separately registered the shares of common stock issuable upon exercise of these options on a Registration Statement on Form S-8.

    Some of the shares held by the selling stockholders are registered in the name of a broker as trustee of a trust which is a registered retirement savings plan under the Income Tax Act (Canada). Where applicable, we specify the number of shares held in these plans in the footnotes to the table, and refer to each registered retirement savings plan as an RRSP.

    The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

                                                        NUMBER OF SHARES                        NUMBER OF SHARES
                                                       BENEFICIALLY OWNED                      BENEFICIALLY OWNED
                                                       PRIOR TO OFFERING                         AFTER OFFERING
                                                  ----------------------------              ------------------------
                                                     SHARES OF       SHARES       NUMBER     SHARES OF     SHARES
                                                      COMMON       UNDERLYING   OF SHARES     COMMON     UNDERLYING
                                                       STOCK         OPTIONS     OFFERED       STOCK       OPTIONS
                                                  ---------------  -----------  ----------  -----------  -----------
SELLING STOCKHOLDERS
Rasneek Ahuja (1)...............................        1,183           1,147        1,183          --        1,147
Aviso Technologies, Inc.........................          287              --          287          --           --
Bob Benesko (2).................................        3,064          21,496        3,064          --       21,496
Sandra Blair (3)................................        3,763              --        3,763          --           --
Mark Brazeau (4)................................          323             323          323          --          323
Alfred Bright...................................           54              54           54          --           54
Joseph Catalfamo................................       25,207              --       25,207          --           --
Centara Corporation.............................       55,560              --       55,560          --           --
Michael Charouhas (5)...........................          323             108          323          --          108
Yong Chen (6)...................................        6,700              --        6,700          --           --
Douglas Cuff....................................          146             287          146          --          287
Patrick Curtin (7)..............................          430              --          430          --           --
Matthew Darwin (8)..............................        2,150           4,729        2,150          --        4,729
Nicholas Dawes (9)..............................       39,198          80,607       39,198          --       80,607
Shishan Guo.....................................          144              --          144          --           --
Carol Hamilton..................................          323             108          323          --          108
Blaine Hobson (10)..............................       63,016              --       63,016          --           --
Hobson Equities Inc.............................       54,684              --       54,684          --           --

                                                        NUMBER OF SHARES                        NUMBER OF SHARES
                                                       BENEFICIALLY OWNED                      BENEFICIALLY OWNED
                                                       PRIOR TO OFFERING                         AFTER OFFERING
                                                  ----------------------------              ------------------------
                                                     SHARES OF       SHARES       NUMBER     SHARES OF     SHARES
                                                      COMMON       UNDERLYING   OF SHARES     COMMON     UNDERLYING
                                                       STOCK         OPTIONS     OFFERED       STOCK       OPTIONS
                                                  ---------------  -----------  ----------  -----------  -----------
Bill Holman.....................................       10,748          32,243       10,748          --       32,243
Judy Horrigan (11)..............................        5,912              --        5,912          --           --
Donald Innes....................................          502           1,362          502          --        1,362
Gerry Kilfeather (12)...........................        5,912           3,225        5,912          --        3,225
Elmer Kim.......................................        6,303              --        6,303          --           --
Jonathan Layes (13).............................        5,490              --        5,490          --           --
David Levy (14).................................      641,605          83,294      553,629      87,976       83,294
Richard Maheu (15)..............................        9,028          32,234        9,028          --       32,243
Ross Morgan (16)................................          431             645          431          --          645
Jack Moyer......................................          359              --          359          --           --
Charles Murray..................................        2,687              --        2,687          --           --
Jack Murray.....................................        8,061              --        8,061          --           --
Linda Oesterich (17)............................        3,810             556        3,810          --          556
Kim Parsons (18)................................        1,362             968        1,362          --          968
Hai Pham (19)...................................        1,581              --        1,581          --           --
Douglas Powell..................................        1,075              --        1,075          --           --
Leighton Powell (20)............................      586,630         107,476      505,189      81,441      107,476
Mary Preston (21)...............................          495             430          495          --          430
Chris Racicot...................................           27              63           27          --           63
Arvind Ramaswamy (22)...........................        2,499           3,654        2,499          --        3,654
Michael Raz (23)................................          717           2,329          717          --        2,329
Mark Rollins (24)...............................       15,675           1,451       15,675          --        1,451
Sonia Roumaniotis...............................           76              --           76          --           --
David Schenkel (25).............................      212,108              --      212,108          --           --
Corie Seed......................................           36             198           36          --          198
Shulwood Inc....................................       10,503              --       10,503          --           --
Michael Slavitch (26)...........................       15,066          15,380       15,066          --       15,380
Lubna Tayabali (27).............................        2,871             144        2,871          --          144
M. Kate Twiss...................................          108              --          108          --           --
John Virden.....................................       92,537              --       92,537          --           --
Whitecastle Investments Limited.................    1,006,101              --    1,006,101          --           --
Willemse, Conrad (28)...........................        2,150              --        2,150          --           --
Lei Ye..........................................          645              --          645          --           --
Cynthia Yendt-Lunn (29).........................        6,163              --        6,163          --           --

------------------------

 (1) Includes 860 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Ahuja.

 (2) Includes 3,064 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Benesko.

 (3) Includes 1,613 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Blair.

 (4) Includes 323 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Brazeau.

 (5) Includes 323 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Charouhas.

 (6) Includes 3,780 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Chen.

 (7) Includes 430 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Curtin.

 (8) Includes 933 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Darwin.

 (9) Includes 1,581 shares held in an RRSP by RBC Dominion Securities for the benefit of Mr. Dawes.

 (10) Includes 54,684 shares held by Hobson Equities Inc. and 8,332 shares held in an RRSP by Gundyco for the benefit of Mr. Hobson.

 (11) Includes 4,066 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Horrigan.

 (12) Includes 3,977 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Kilfeather.

 (13) Includes 4,087 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Layes.

 (14) Includes 7,903 shares held in an RRSP by RBC Dominion Securities for the benefit of Mr. Levy's wife, Gillian Levy, 280,042 shares held by 3803147 Canada Inc, and 280,042 shares held by 3803155 Canada Inc. Of these shares, 7,179 shares held by 3803147 Canada Inc., 7,179 shares held by 3803155 Canada Inc. and 73,618 shares held by Mr. Levy are currently held in escrow pursuant to the terms of the acquisition agreement to indemnify Peregrine for losses arising out of any inaccuracy, breach or failure to comply with the representations and warranties made or delivered by Loran in connection with the acquisition. These escrow shares will remain subject to the escrow provisions until August 2001 and will not be sold in this offering. Mr. Levy is the sole shareholder of both 3803147 Canada Inc. and 3803155 Canada Inc.

 (15) Includes 9,028 shares held in an RRSP by Gundyco for the benefit of Mr. Maheu.

 (16) Includes 108 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Morgan.

 (17) Includes 2,842 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Oesterich.

 (18) Includes 287 shares held by Aviso Technologies, Inc. and 1,075 shares held by Merrill Lynch as trustee of a trust for the benefit of Ms. Parsons.

 (19) Includes 828 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Pham.

 (20) Includes 7,903 shares held in an RRSP by RBC Dominion Securities for the benefit of Mr. Powell, 289,363 shares held by 3803163 Canada Inc., and 289,364 shares held by 3803169 Canada Inc. Of these shares, 40,720 shares held by 3803163 Canada Inc. and 40,721 shares held by 3803169 Canada Inc. are currently held in escrow pursuant to the terms of the acquisition agreement to indemnify Peregrine for losses arising out of any inaccuracy, breach or failure to comply with the representations and warranties made or delivered by Loran in connection with the acquisition. These escrow shares will remain subject to the escrow provisions until August 2001 and will not be sold in this offering. Mr. Powell is the sole shareholder of 3803163 Canada Inc. and 3803169 Canada Inc.

 (21) Includes 495 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Preston.

 (22) Includes 941 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Ramaswamy.

 (23) Includes 717 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Raz.

 (24) Includes 8,062 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Rollins.

 (25) Includes 26,869 shares held by 1004281 Ontario, Inc., 16,122 shares held by Scotia McLeod, Inc. as trustee of a trust for the benefit of 1004281 Ontario, Inc., and 7,903 shares held in an RRSP by Scotia McLeod, Inc. for the benefit of Mr. Schenkel. Mr. Schenkel is the sole shareholder of 1004281 Ontario, Inc.

 (26) Includes 15,066 shares held in an RRSP by Merrill Lynch for the benefit of Mr. Slavitch.

 (27) Includes 1,094 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Tayabali.

 (28) Includes 2,150 shares held in an RRSP by Gundyco for the benefit of Mr. Willemse.

 (29) Includes 5,625 shares held in an RRSP by Merrill Lynch for the benefit of Ms. Yendt-Lunn.

                              PLAN OF DISTRIBUTION

    Peregrine will not receive any proceeds from the sale of the shares. The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees, transferees of, or other successors in interest directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, all of which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholder in connection with such sales.

    At the time of the amalgamation transaction between Peregrine and Loran, each shareholder of Loran receiving shares of Peregrine common stock in reliance on the exemption from registration set forth under Regulation S of the Securities Act of 1933 agreed not to engage in any hedging activities with respect to shares of Peregrine common stock received in the transaction unless such activities were in compliance with the Securities Act of 1933. Each such shareholder specifically agreed, without limiting their general obligation, not to (i) use the shares of Peregrine common stock received in the transaction to cover any short trading position in Peregrine's common stock or (ii) enter into any "equity swap" or similar arrangement involving the Peregrine shares received in the transaction. Subject to these contractual and legal limitations, the selling stockholders or their successors in interest may, to the extent permitted under the Securities Act of 1933, enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with the broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

    The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

    To the extent required, the specific shares of common stock to be sold, the name of the selling stockholders, the purchase price, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

    We have agreed to bear certain expenses of registration of the common stock under federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents and fees attributable to the sale of the shares. We have agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act of 1933. The selling stockholders have also agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act of 1933.

    Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under that Rule rather than pursuant to this prospectus.

    There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them under this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby has been passed upon for Peregrine by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The audited consolidated financial statements and schedule of Peregrine as of March 31, 2000 and 1999 and for each of the three years in the period ended March 31, 2000, the consolidated financial statements of Telco Research Corporation Limited as of January 31, 2000 and December 31, 1998 and for the thirteen months ended January 31, 2000 and the year ended December 31, 1998 and the financial statements of Telco Research Corporation as of December 31, 1997 and 1996 and for the years then ended, incorporated by reference in this prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

    The audited consolidated financial statements of Harbinger Corporation as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, incorporated by reference in this prospectus and the Registration Statement, have been audited by KPMG LLP, independent auditors, as indicated in their report thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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